MICHAEL W. UPCHURCH    PHONE: (816) 983-1827
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER    EMAIL:MUpchurch@KCSouthern.com

June 7, 2018

Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Kansas City Southern
Form 10-K for the year ended December 31, 2017
Filed January 26, 2018
File No. 001-04717
Ladies and Gentlemen:

We respectfully submit the following responses to the comments in your letter dated June 1, 2018 (which has been reproduced in the body of our response in italics).

Form 10-K for the Fiscal Year Ended December 31, 2017
Item 7A - Quantitative and Qualitative Disclosures About Market Risk, page 43

1.	Please revise your future filings to disclose the following:
• for all risks, the quantitative information for the preceding fiscal year;
• for all risks, a description of model, assumptions and parameters used to define potential gains/(losses); and
• for the foreign exchange sensitivity analysis, (i) the definition and calculation of "net monetary assets"; and (ii) the quantitative effect of derivative instruments on the net gains/(losses).
Refer to 305(a)(3) and Instruction 3(F) to Item 305(a) of Regulation S-K.

We will revise Item 7A in Form 10-K for the year ending December 31, 2018, to disclose the required information noted above in accordance with Regulation 305.  Please see the Appendix for the revised disclosure.

Note 8 - Fair Value Measurements, page 63

2.
We note that the fair value of your debt is $2,377.8 million at December 31, 2017. We also note that your individual debt instruments would be classified as Level 1 or 2 in the fair value hierarchy. Please revise your future filings to distinguish the amounts that would be classified in the fair value hierarchy as Level 1 from the amounts that would be classified as Level 2. Refer to ASC 820-10-50-2E.

We will revise future filings to distinguish the fair value of debt classified in the fair value hierarchy as Level 1 or Level 2 in accordance with ASC 820-10-50.

Note 9 - Derivative Instruments, page 64

3.
We note that you enter into offsetting positions with certain of your derivative contracts (i.e. foreign currency forward contracts). Please tell us if any or all of your derivative contracts are within the scope of ASC 210-20 (Balance Sheet-Offsetting), and if so, revise your future filings to comply with the disclosure requirements found at ASC 210-20-50.

Upon entering into the foreign currency forward and zero-cost collar contracts, we evaluated the criteria within ASC 210-45-1 and ASC 210-20-45-5 and concluded that the right of offset exists. It is the Company's policy to offset at the counterparty level and present the net amounts in the consolidated balance sheets. As of December 31, 2017 and 2016, none of our forward or zero-cost collar contracts with the same counterparty had offsetting positions; thus, none of the contracts were presented on a net basis in the consolidated balance sheets. In accordance with ASC 210-20-50, we will revise future filings to disclose that our contracts are within the scope of ASC 210-20 and the gross and net fair value of the contracts. Our derivative instruments footnote will be revised to include the following disclosure:

…The Company’s foreign currency forward and zero-cost collar contracts are executed with counterparties in the U.S. and are governed by an International Swaps and Derivatives Association agreement that includes standard netting arrangements. Asset and liability positions from contracts with the same counterparty are net settled upon maturity/expiration and presented on a net basis in the consolidated balance sheets prior to settlement.

The following tables summarize the gross and net fair value of derivative assets and liabilities (in millions):

Offsetting of Derivative Assets
As of June 30, 2018	Gross Assets	Gross Liabilities Offset	Net Amounts Presented in the Consolidated Balance Sheets
Derivatives subject to a master netting arrangement or similar agreement	$ XX.X	$ XX.X	$ XX.X
As of December 31, 2017
Derivatives subject to a master netting arrangement or similar agreement	7.9	—	7.9

Offsetting of Derivative Liabilities
As of June 30, 2018	Gross Liabilities	Gross Assets Offset	Net Amounts Presented in the Consolidated Balance Sheets
Derivatives subject to a master netting arrangement or similar agreement	$ XX.X	$ XX.X	$ XX.X
As of December 31, 2017
Derivatives subject to a master netting arrangement or similar agreement	—	—	—

********

In summary, the Company has carefully considered the comments and views expressed in your letter and believe your comments will improve our future disclosures. We believe that our responses fully address the comments provided, and we do not believe that these inquiries or responses indicate the existence of any deficiencies in either our disclosures or our financial reporting controls and procedures.
We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 983-1827, or Suzanne Grafton at (816) 983-1208.

Sincerely,

/s/ MICHAEL W. UPCHURCH

Michael W. Upchurch
Executive Vice President and Chief Financial Officer

Cc: Suzanne M. Grafton - Vice President and Chief Accounting Officer

Appendix

In the 2018 Form 10-K, we will revise Item 7A. Quantitative and Qualitative Disclosures About Market Risk to include the following changes (underlined to show key changes from the 2017 Form 10-K):
KCS is exposed to certain market risks including interest rate, commodity, and foreign exchange risks and utilizes various financial instruments that have certain inherent market risks. These instruments have been entered into for hedging rather than trading purposes. The following information, together with information included in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Note 9 to the consolidated financial statements in Item 8 of this Form 10-K, describe the key aspects of KCS' exposure to market risks.
The analysis presented below for each of the Company's market risks uses a sensitivity model based on hypothetical changes (increases or decreases) to market risks using defined parameters and assumptions to quantify the potential impacts to the consolidated statements of income. The hypothetical changes to market risks do not represent KCS' view of future market changes. The effect of a change in a particular assumption was calculated without adjusting any other assumptions. These market risks and the potential impacts to the consolidated statements of income for the current year, have not materially fluctuated, individually or in the aggregate from the preceding year; thus only current year information is presented below.
Interest Rate Sensitivity. The Company is subject to interest rate risk associated with its debt. Changes in interest rates impact the fair value of outstanding fixed-rate debt, but there is no impact to current earnings or cash flow. Based upon the borrowing rates available to KCS and its subsidiaries for indebtedness with similar terms and average maturities, the fair value of long-term debt was approximately $2,377.8 million and $2,303.8 million at December 31, 2017 and 2016, respectively, compared with a carrying value of $2,274.3 million and $2,296.9 million at December 31, 2017 and 2016, respectively. See Note 11 to the consolidated financial statements in Item 8 of this Form 10-K for the contractual maturity dates of long-term debt.
Changes in interest rates may impact the cost of future long-term debt issued by the Company, and as a result, represent interest rate risk to the Company. In May 2017, the Company executed four treasury lock agreements with an aggregate notional value of $275.0 million and a weighted-average interest rate of 2.85%. The purpose of the treasury locks is to hedge the U.S. Treasury benchmark interest rate associated with future interest payments related to the anticipated refinancing of the $275.0 million of 2.35% senior notes due May 15, 2020. The Company has designated the treasury locks as cash flow hedges, and for the year ended December 31, 2017, recognized an unrealized loss of $3.4 million, net of tax, in the consolidated statements of comprehensive income. A hypothetical 100 basis points change in the ten-year U.S. Treasury Rate would result in a change in unrealized gain or loss of approximately $24.0 million. Upon settlement in 2020, the unrealized gain or loss in accumulated other comprehensive income will be amortized to interest expense over the life of the future underlying debt issuance.
Alternatively, changes in interest rates do not affect the fair value of variable rate debt, but affect future earnings and cash flows. The Company's floating-rate indebtedness includes commercial paper borrowings, and any outstanding borrowings under revolving credit facilities. At December 31, 2017 and 2016, KCS had outstanding commercial paper borrowings of $345.2 million and $181.4 million, respectively, and no amounts outstanding under the revolving credit facility. Considering the balance of $345.2 million of variable rate debt at December 31, 2017, a hypothetical 100 basis points change in interest rates would result in a change to annual interest expense of $3.5 million as of December 31, 2017.
Commodity Price Sensitivity. KCS periodically participates in diesel fuel purchase commitments and derivative financial instruments. At December 31, 2017 and 2016, KCS did not have any outstanding fuel derivative financial instruments. The Company also holds fuel inventories for use in operations. These inventories are not material to KCS’s overall financial position. Fuel costs are expected to reflect market conditions in 2018; however, fuel costs are unpredictable and subject to a variety of factors outside the Company’s control. Assuming annual consumption of 140 million gallons, a hypothetical 10 cent change in the price per gallon of fuel would result in a $14.0 million change in operating expenses. KCS mitigates the impact of increased fuel costs through fuel surcharge revenues from customers; however, in a period of volatile fuel prices or changing customer business mix, changes in fuel expense and fuel surcharge revenue may differ.
Foreign Exchange Sensitivity. KCS’s foreign subsidiaries use the U.S. dollar as their functional currency; however, a portion of the foreign subsidiaries’ revenues and expenses is denominated in Mexican pesos. Based on the volume of revenue and expense transactions denominated in Mexican pesos, revenue and expense fluctuations have historically offset.
The Company has exposure to fluctuations in the value of the Mexican peso against the U.S. dollar due to its monetary assets and liabilities that are denominated in Mexican pesos. Monetary assets and liabilities include cash, accounts receivable and payable and other items that will convert to cash in the future and are remeasured into dollars using the current exchange rate. The remeasurement and settlement of monetary assets and liabilities is recognized in the consolidated statements of income as foreign exchange gains and losses. As of December 31, 2017, the Company had Ps.2,389.1 million of net monetary assets denominated in Mexican pesos as monetary assets exceeded monetary liabilities.
The following table presents the potential impacts to the consolidated statements of income that would result from a hypothetical change in the exchange rate of one Mexican peso at December 31, 2017:

	Hypothetical Change in Exchange Rate	Amount of Gain (Loss)	Affected Line Item in the Consolidated Statements of Income
Net monetary assets denominated in Mexican pesos at December 31, 2017:
Ps.2,389.1 million	From Ps.19.7 to Ps.20.7	($5.8 million)	Foreign exchange gain (loss)
Ps.2,389.1 million	From Ps.19.7 to Ps.18.7	$6.5 million	Foreign exchange gain (loss)
Mexican income taxes are paid in Mexican pesos, and as a result, the effective income tax rate reflects fluctuations in the value of the Mexican peso against the U.S. dollar. Most significantly, any gain or loss from the revaluation of the Company’s net U.S. dollar-denominated monetary liabilities into Mexican pesos is included in Mexican taxable income under Mexican tax law. As a result, a strengthening of the Mexican peso against the U.S. dollar for the reporting period will generally increase the Mexican cash tax obligation and the effective income tax rate, and a weakening of the Mexican peso against the U.S. dollar for the reporting period will generally decrease the Mexican cash tax obligation and the effective tax rate.
The following table presents the potential impacts to the effective income tax rate and income tax expense that would result from a hypothetical change in the exchange rate of one Mexican peso at December 31, 2017:

Hypothetical Change in Exchange Rate	Increase (Decrease) in Effective Income Tax Rate	Amount of Expense (Benefit)	Affected Line Item in the Consolidated Statements of Income
From Ps.19.7 to Ps.20.7	(1.9%)	($16.6 million)	Income tax expense (benefit)
From Ps.19.7 to Ps.18.7	2.1%	$18.3 million	Income tax expense (benefit)
The Company has executed, and expects to continue to execute foreign currency derivative instruments to hedge its exposure to fluctuations in the Mexican cash tax obligation due to changes in the value of the Mexican peso against the U.S. dollar. These derivative instruments have historically offset the effects of foreign currency changes on income tax expense (benefit) resulting in minimal impact to net income.
At December 31, 2017, the Company had outstanding foreign currency option contracts known as zero-cost collars with an aggregate notional amount of $80.0 million, which matured during January 2018 and resulted in cash received of $10.0 million.
During January 2018, the Company entered into several zero-cost collar contracts with an aggregate notional amount of $340.0 million and maturity dates throughout 2018 and in January 2019. The zero-cost collar contracts have a weighted-average rate of Ps.19.23 to each U.S. dollar for the Mexican peso call options purchased by KCS and a weighted-average rate of Ps.21.45 to each U.S. dollar for the Mexican peso put options sold by KCS.
The following table presents the potential impacts to the consolidated statements of income that would result from a hypothetical change in the exchange rate of one Mexican peso at maturity date for the zero-cost collar contracts entered into during January 2018:

	Hypothetical Change in Weighted Average Exchange Rate	Amount of Gain (Loss)	Affected Line Item in the Consolidated Statements of Income
Aggregate notional amount:
$340.0 million	From Ps.19.23 to Ps.18.23	$18.7 million	Foreign exchange gain (loss)
$340.0 million	From Ps.21.45 to Ps.22.45	($15.2 million)	Foreign exchange gain (loss)

If the exchange rate at maturity is between the weighted average rate of Ps. 19.23 to Ps. 21.45 Mexican pesos per U.S. dollar, both options will expire unexercised, resulting in no gain or loss.
The Company has not designated these foreign currency derivative instruments as hedging instruments for accounting purposes. The foreign currency derivative instruments will be measured at fair value each period and any change in fair value will be recognized in foreign exchange gain (loss) within the consolidated statements of income.